GURU HEALTH INC.

From:
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta
T2T 0A7, Canada

AMENDMENT #5

Re: Form S-1 filed January 20, 2011 File No, 333-168037
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To Whom It May Concern:

On behalf of Guru Health Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated February 10, 2011 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Registrant respectfully disagrees with the Commission's opinion that the Registrant is a blank check company. According to the language of Rule 419, a blank check company: "Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person..." To our knowledge the Commission has never defined what "a specific business plan" entails. Typically, if the Commission believes that a business plan requires additional specificity, it provides detailed comments to guide the registrant in making the required disclosure.

          We would like to point out to the SEC that the Registrant has researched its chosen market place, associated costs and viable revenues with its chosen business plan. In addition during the past two months we have made progress on our website and are weeks away from having Paypal set up as well as in the process of arranging to offer several new product lines from EAS.

          We have no plans, arrangements, commitments or understandings to engage in a merger or acquisition of another company.

Risk Factors, Page 8

We are sole dependent.....Page 8.

     2) The Company has revised the Risk Factor to be consistent with the language throughout the registration statements.

Plan of Operations, Page 19

     3) The Company has revised the disclosure to describe circumstances which could result in our not being able to purchase, market and distribute its products.
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Commence Operations, Page 20

     4) The Company has revised the disclosure to remove descriptions of products that are not supported by the developers website.

          We intend to offer additional products in the near future but at the time of this registration statement the products mentioned are all we are offering.

     5) The Company has revised the disclosure to provide consistancy in the executive compensation throughout

Guru Health Inc.


/s/ Vanessa Gillis
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Vanessa Gillis, CEO